Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
BioCardia, Inc.:

We consent to the use of our report dated April 8, 2020, with respect to the consolidated balance sheet of BioCardia, Inc. as of December 31, 2019 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2019, incorporated herein by reference.

Our report dated April 8, 2020 contains an explanatory paragraph that states that the Company has incurred net losses and negative cash flows from operations since its inception and had an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

San Francisco, California
March 29, 2021